Mail Stop 6010

December 9, 2008

Robert I. Blum
President and Chief Executive Officer
Cytokinetics, Incorporated
280 East Grand Avenue
South San Francisco, California 94080

>   **Re: Cytokinetics, Incorporated**
>   **Form 10-K**
>   **Filed March 12, 2008**
>   **File No. 000-50633**

Dear Mr. Blum:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Patents and Other Intellectual Property, page 21

1. Please disclose expiration dates of your material patents. Alternatively, you may disclose a range of expiration dates for groups of patents related by technology or product.

Option Exercises in 2007, proxy page 31

2. Item 402(g) of Regulation S-K requires disclosure of both option exercises and stock vested. We note that the disclosure you provide only includes option

exercises from 2007. However, it appears there are a number of stock option grants outstanding and vesting monthly. Please revise your disclosure in this table to include the vested stock.

<u>Schedule 14A</u>

<u>Executive Compensation, page 23</u>

3. Please revise your discussion to more specifically describe your corporate and each named executive officers' individual goals. The description should be quantified to the extent that the goals were quantified.

    Please disclose the extent to which named executive officers accomplished both corporate and individual goals and explain how you considered these accomplishments when awarding salary increases, bonuses and stock options. For example:

    - You state that, "Salary increases effective March 1, 2008, as determined at the Committee's February 29, 2008 meeting, were based on the 2007 performance of each named executive officer, and were based on a review of each officer's respective performance against both the Company's goals and the individual's goals"; and
    - You state that, "On February 29, 2008, the Committee awarded our executive officers options to purchase shares of our Common Stock in recognition of their contributions during 2007".

    *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Mike Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director